FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Sodexho Acquires Tir Groupé’s Gift Vouchers and Cards Business.

Item 1

Sodexho Acquires Tir Groupé’s
Gift Vouchers and Cards Business

(Paris - April 11, 2007) — Sodexho Alliance, the leading global provider of Food and Facilities Management services and number two in the world in Service Vouchers and Cards announced today that it has acquired Tir Groupé’s Gift Vouchers and Cards business.

With eight regional agencies and 200 employees, Tir Groupé is France’s leading issuer of gift vouchers to businesses and local communities. It generated issue volume of nearly €300 million in 2006 and has experienced sustained average annual growth of 16% over the past two years.

Tir Groupé offers its 14,000 clients one of the most comprehensive networks in France with more than 325 national retail chains and nearly 300,000 participating affiliates.

The transaction offers promising perspectives for both companies:

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For Tir Groupé, the backing of a world leader in Service Vouchers and Cards operating today in 29 countries, and in particular access to the Sodexho client portfolio, will enable it to accelerate its growth while opening new career development opportunities for the employees of Tir Groupé and Sodexho.

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For Sodexho’s Service Vouchers and Cards activity, the acquisition provides an entry to France’s gift voucher market, a segment that benefits from excellent growth prospects with an issue volume of nearly €2 billion. It also extends the Group’s offering in the French corporate services segment and creates a new distribution channel for its In-home Help Vouchers (CESU) and Meal Vouchers. The acquisition also will strengthen Sodexho’s international presence of its Gift Voucher business, with its significant growth potential around the world.

“This acquisition will enable the development of numerous synergies,” said Pierre Henry, Sodexho Alliance COO and Chief Executive Officer for Service Vouchers and Cards. “It is fully in line with our strategy of proposing to clients a unique offer of services that improve the quality of daily life, comprising Foodservices, Facilities Management and Service Vouchers and Cards.”

SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Facilities Management services, with more than 332,000 employees on 28,300 sites in 80 countries. For Fiscal 2006, which closed August 31, 2006, SODEXHO ALLIANCE had sales of 12.8 billion euro. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 8.9 billion euro.

Press contacts William Mengebier Tel: + 33 (1) 30 85 74 18 - Fax: +33 (1) 30 85 50 10 E-mail: william.mengebier@sodexhoalliance.com	Investor relations: Jean-Jacques Vironda Tel: + 33 (1) 30 85 72 03 - Fax: +33 (1) 30 85 50 05 E-mail: jean-jacques.vironda@sodexhoalliance.com

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Anthony Marechal Tel : + 33 (1) 30 85 71 89 - Fax : +33 (1) 30 85 50 10 E-mail : anthony.marechal@sodexhoalliance.com	Pierre Bénaich Tel : + 33 (1) 30 85 29 39 - Fax : +33 (1) 30 85 50 05 E-mail : pierre.benaich@sodexhoalliance.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: April 11, 2007	By:	/s/ Siân Herbert-Jones
		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer